Amended Schedule A
to the Accounting Services Agreement
between DGHM Investment Trust (the “Trust”) and
Commonwealth Fund Accounting, Inc. (“CFA”) dated October 1, 2008

Dated as of June 28, 2010

Compensation to be Paid to CFA:

A.    For accounting services, CFA shall be paid monthly at the following annual rates:

Name of Fund                                                       Accounting Services Fee

DGHM All Cap Value Fund                   5 basis points with a $15,000 annual minimum.

DGHM Small Cap Value Fund	5 basis points with a $25,000 annual minimum. Annual minimum reduced to $20,000 for first year of operations.

B.    It is anticipated that the Trust's security trading activity will remain on average less than 100 trades per month, per portfolio. Should the Trust's security trading activity exceed an average of 100 trades per month per portfolio, an additional fee of $2.50 per trade (for trades in excess of 100 per month) may apply.

C.    The  Trust  will  pay  CFA on a  current  and  ongoing  basis  for  CFA's reasonable  time and costs  required for the  correction of any errors or omissions  in the  Accounts  and Records  delivered,  or the  information provided,  to CFA by the Trust.  Any such payment shall be in addition to the fees and  charges  described  above,  provided  that  approval of the amount of such  payments  shall be  obtained  in  advance by CFA from the Trust if and when such  additional  charges  would exceed five percent of the usual charges payable for a period under this Agreement.

D.    Fund management will monitor the expense accrual procedures for accuracy and adequacy based on outstanding liabilities monthly, and promptly communicate to CFA any adjustment needed.